Exhibit 99.1

MY Announces Board Change, Further Enhances Board

Diversity

ZHONGSHAN, China, June 16, 2011 – China Ming Yang Wind Power Group Limited (“Ming Yang” or the “Company”) (NYSE:MY), a leading wind turbine manufacturer in China, today announced the appointments of Dr. Yiguo Hao, Biting Chen and Stephen Markscheid as directors to Ming Yang’s Board of Directors. Mr. Chen will be joining the Board as an independent director. Mr. Markscheid will be joining the board as an independent director and member of the audit committee. Niccolò Magnoni will no longer serve as a director of the Company due to personal reasons. Mr. Magnoni has been a member of the Board of Directors since August 2010.

“We welcome the addition of Dr. Yiguo Hao, Biting Chen and Stephen Markscheid to the Board,” said Chuanwei Zhang, Chairman and Chief Executive Officer of Ming Yang. “Each of them brings invaluable expertise to the Company as we work to expand our presence in the wind power industry. This demonstrates Ming Yang’s dedication to continued strengthening of management capabilities, responsible corporate governance and transparency.”

“Our four independent directors will bring their wealth of experiences in the accounting, business development and Chinese power industries to help steer the Company. We believe our Board of Directors’ more diverse composition is one step further in our effort to meet the highest standards of corporate governance.”

Dr. Yiguo Hao joined Ming Yang in 2010 as our chief operating officer, and brings with him tremendous operations management experience in the machinery equipment industry. From 1992 to 2010 he served in several key positions in Dongfeng Motor Company Limited, previously known as China No.2 Motor Manufacturing Factory, including the deputy general manager of Dongfeng Axles Branch from 2002 to 2003, the director of Human Resource Department of Dongfeng Dena Axles Co., Ltd. from 2003 to 2005, the vice deputy general manager, the general manager and a director of Dongfeng Motor Gearboxes Co., Ltd. from 2005 to 2010. Dr. Hao received his bachelor’s degree in exploration engineering in 1992, a master’s degree in management science and engineering in 2001, and a Ph.D. degree in environmental engineering from China University of Geosciences in 2005.

Biting Chen brings with him a wealth of commercial experience in the China power equipment industry, and was previously the chairman and party secretary of Shenhua Group from 2003 to 2008, and chairman and executive director of China Shenhua Energy Company Limited from 2004 to 2008. Mr. Chen was the vice governor of Jiangsu province from 1995 to 1996, deputy secretary-general and party secretary of the provincial government of Jiangsu and provincial economic commission of Jiangsu province from 1993 to 1995, and deputy mayor and deputy secretary of the standing committee of Yancheng, Jiangsu from 1988 to 1989. Mr. Chen was the deputy party secretary of the youth league committee of Anhui province from 1979 to 1981, and member of the standing committee and party secretary of the youth league committee of the University of Science and Technology of China from 1976 to 1978. Mr. Chen graduated from the University of Science and Technology of China in 1970. Mr. Chen is a member of the Chinese People’s Political Consultative Conference.

Stephen Markscheid brings with him years of professional experience in the financial services industries in the U.S. and China, and has been chief executive officer of Synergenz BioScience Inc. since 2007, a board member of Emerald Hill Capital Partners since 2006, CNinsure, Inc. since 2007, and Pacific Alliance China Growth Fund since 2008. Mr. Markscheid was previously a representative of the US-China Business Council from 1978 to 1983, vice president of Chase Manhattan Bank from 1984 to 1988, vice president of First Chicago Bank from 1988 to 1993, case leader of Boston Consulting Group from 1994 to 1997, director of business development of GE Capital (Asia Pacific) from 1998 to 2001, director of business development of GE Capital from 2001 to 2002, senior vice president of GE Healthcare Financial Services from 2003 to 2006, chief executive officer of HuaMei Capital Company, Inc. from 2006 to 2007. He received his bachelor’s degree in East Asian studies from Princeton University in 1976, his master’s degree in international affairs and economics from Johns Hopkins University in 1980 and an MBA degree from Columbia University in 1991.

“I would like to thank Niccolò Magnoni for his counsel and wisdom while serving on our Board,” said Chuanwei Zhang. “We wish Niccolò all the best in his future endeavors.”

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading and fast-growing wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. Ming Yang produces advanced, highly adaptable wind turbines with high energy output and low energy production costs and provides customers with comprehensive post-sales services. Ming Yang cooperates with aerodyn Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to develop wind turbines and share intellectual property rights. Ming Yang’s key customers include the five largest state-owned power producers in China, with an aggregate installed capacity accounting for more than 50% of China’s newly installed capacity in 2009. For further information, please visit the Company’s website: www.mywind.com.cn

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations, results of and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

Investor and Media Contacts:

China Ming Yang Wind Power Group Limited

Calvin Lau

Phone: + 86 760 2813 8898

Email: calvin.lau@mywind.com.cn

http://ir.mywind.com.cn

Fleishman-Hillard

New York Kristen Lewko Phone: + 1 212 453 2212 Email: hkg.mingyang@fleishman.com	Hong Kong Pamela Leung Phone: + 852 2530 0228 Email: hkg.mingyang@fleishman.com